

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

<u>Via E-Mail</u>
Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

> **Re: BTHC XV, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed June 29, 2011**
> **File No. 000-52808**

Dear Mr. Zhang:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed June 29, 2011</u>

<u>Guarantees, page 80</u>

1. We partially reissue comment five of our letter dated May 18, 2011. Please revise to disclose the largest aggregate principal amount during the period for which disclosure is required, as required by Item 404(a)(5) of Regulation S-K. Since the information in the Form 8-K is that required by Form 10, such information would cover the last three fiscal years and any interim period, as opposed to the disclosure you provided which only covered the interim period. See Instruction 1 to Item 404 of Regulation S-K.

Potential Conflicts of Interest, page 82

2. We partially reissue comment seven of our letter dated May 18, 2011. Given that these companies are related parties, and given the common control, if Mr. Zhang is considering the acquisition of any of these related companies by BTHC or a subsidiary of BTHC, please discuss.

Form 10-K/A filed June 29, 2011

Risk Factors, page 22

3. Please revise to include a risk factor that addresses the income you receive from your revenue sharing arrangement with Fluorescent Lake. Please ensure to address the term of this arrangement, how the amounts were determined, potential for changes and/or termination of this arrangement and the impact on your financial position.

Management's Discussion and Analysis
Trends and Uncertainties Affecting Our Business, page 51

4. Please revise to disclose the impact of your revenue sharing arrangement with Fluorescent Lake. Ensure your revisions include explicit discussion in your results of operations section (i.e. revenue and commission earned for each period presented) and changes to your trends and uncertainties section which clarifies the uncertainty (i.e. no term) and impact of changes in this arrangement to your financial position. Refer to Article 303(a)(3) of Regulation S-K.

Item 9A – Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 65

5. We note in your Form 8-K filed June 27, 2011, your disclosure cautioned investors that your accounting review is ongoing and "upon completion of [your] review, the Company may conclude that additional adjustments to Long Fortune's or its financial statements" may be necessary. Please reconcile this statement with the disclosure herein which states "…management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements included in this Annual report present fairly, in all material respects, [your] financial position, results of operations, and cash flows for the periods presented in conformity with U.S. GAAP."

Financial Statements
Statements of Operations, page F-5

6.   We reviewed your response to our prior comment 20. We note that if you sell a bundled ticket; you receive net proceeds of RMB108 resulting in additional RMB46 of proceeds above the relative fair value of your ticket (RMB62). Please revise to clearly disclose this additional consideration on the face of your Statements of Operations to allow an investor to understand the impact of ticket sales versus additional consideration received (e.g. Revenue (including $X of related party commissions)).

Notes to Financial Statements
Note 2 – Significant Accounting Policies
Revenue Recognition, page F-11

7.   We reviewed your response to our prior comment 20. We note that if you sell a bundled ticket, you receive approximately 91% of the proceeds from the sale. If Fluorescent Lake sells a bundled ticket, they receive only 64% of the proceeds from the sale. We also note that there is only an RMB8 difference between the list prices of both attractions. Please revise to disclose the specific reasons supporting the allocation percentages in this arrangement and why you appear to derive greater economic benefit than Fluorescent Lake. We may have further comments upon review of your response.

8.   In connection with the comment above, please revise to disclose the terms and conditions of this arrangement. Specifically clarify that there is no term of this arrangements and such arrangement can change or be eliminated at anytime.

Form 10-Q/A for Quarter Ended March 31, 2011

Consolidated Statements of Operations and Other Comprehensive Income, page 2

9.   Based on your disclosure in your Form 8-K filed June 27, 2011, we note your financial statements for the quarter ended March 31, 2010 were revised. As such, please revise your financial statements for the quarter ended March 31, 2010 to clearly state they have been restated and provide appropriate supporting disclosure.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551- 3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director